EXHIBIT 6.3

MEMORANDUM OF UNDERSTANDING

July 26, 2022

Mr. Michael Biagi

COO

Wellbeing Farms LLC

41655 Reagan way, Suite B

Murrieta, CA 92562

Re:	Acquisition of Wellbeing Farms LLC

Dear Mr. Biagi,

This Memorandum of Understanding (this “MOU”) is intended to summarize the principal terms of the proposed acquisition (the ‘‘Transaction”) of Wellbeing Farms LLC (“WBF”), a California LLC, by Galexxy Holdings Inc. (“GXXY’’), a Nevada corporation, by means of an exchange of securities. The Holders of one hundred percent (100%) of the Membership Interests of WBF (the “WBF Interests’’) are the Selling Members hereto (the Selling Members). GXXY, WBF and the Selling Members are referred to collectively herein as the “Parties”, and each individually as a Party.

Although it is the intent of the Parties that this Letter serve as a basis for negotiating and the completion of the Transaction, the terms contained herein are not binding on the Parties, are subject to change, and are not intended to create rights in favor of the Parties with respect to the Transaction. The obligations of the Parties to consummate the Transaction shall be subject in all respects to the negotiation, execution, and delivery of a definitive agreement with respect to the Transaction (the “Definitive Agreement”), and the satisfaction of the conditions contained in the Definitive Agreement.

1. STRUCTURE. The Transaction primarily consists of an exchange by and between GXXY and. the Selling Members (the Exchange’’) of equity securities to be issued by GXXY in exchange for each and every Membership Interest held by WBF. Such exchange shall constitute the acquisition of WBF as a wholly owned subsidiary by and under GXXY. The structure of the Transaction shall otherwise be determined based on review and discussion among the Parties of applicable tax. accounting, regulatory, and other concerns. At completion of the contemplated transaction the exchange of securities is intended to qualify as tax-free, exempt as a Type B Reorganization under IRS Reg.368a(1)B and in accordance with the any applicable state and federal regulations. WBF will then be a 100% owned subsidiary of GXXY.

2. CONSIDERATION. As consideration for the Share Exchange, GXXY shall issue Thirty Million (30,000,000) shares of common stock, par value $0.001 per share (the “Common Stock’’), to be issued to the Selling Members in exchange for all of the WBF securities held by them.

3. UNREGISTERED SHARES. None of the shares of Common Stock derived or issued pursuant to the Definitive Agreement will be registered under the Securities Act of 1933, as amended (the ‘‘Securities Act!”), and the certificates evidencing such shares shall contain appropriate restrictive legends to that effect. GXXY shall remove such legends upon a stockholder’s request if, in the opinion of counsel reasonably acceptable to GXXY, such shares can be sold pursuant to an exemption from the provisions of the Securities Act.

4. CONDITIONS. In addition to other customary conditions. The consummation of the Transaction shall be subject to the following conditions:

(a) Negotiation of a Definitive Agreement. GXXY, WBF and the Selling Stockholders shall use commercially reasonable efforts in the negotiation of the Definitive Agreement in order to reflect the proposed terms and conditions set forth in this Letter and such further terms, provisions, covenants, representations. indemnities and warranties satisfactory to the Parties.

(b) Director and Stockholder Approval . All necessary approvals of the Board of Directors and stockholders of GXXY and the Membership Interests of WBF have been obtained, including all approvals that may be necessary to effect the Transaction.

(c) Access to : Books and Records. Pending the execution of the Definitive Agreement and the consummation of the Transaction, each of GXXY and WBF shall give the other Parties and their designated respective officers, directors, stockholders, members, partners, employees, advisors. agents, financing sources (and their respective advisors or other representatives and affiliates ( collectively, “Representatives”), a reasonable opportunity to conduct a due diligence investigation of GXXY and WBF and their respective businesses and affairs.

(d) Consents and Releases. Prior to the consummation of the Transaction, WBF shall obtain all written consents and releases of all persons deemed necessary by GXXY in connection with the consummation of the Transaction. Prior to the consummation of the Transaction, GXXY shall obtain all written consents and releases of all persons deemed necessary by GXXY in connection with the consummation of the Transaction.

(e) Approval of Due Diligence. The Parties shall have approved the results of their respective reviews of the relevant books, records, documents, intellectual property, contracts, and financial condition of GXXY and WBF.

(f) Conduct of Business. From the date of this Letter through the signing of the Definitive Agreement, GXXY and WBF shall operate only in an ordinary course consistent with prior practices.

5. Post-Closing Operation. Effective as of the Closing of the Transaction, all current officers, and directors of WBF and GXXY shall be as set forth in the Definitive Agreement.

6. Expenses of Parties. The Parties shall each bear their own costs and expenses incurred in connection with the Transaction, including, without limitation, the conduct of due diligence and the preparation of any definitive agreements as well as legal, accounting, and other professional fees.

7. Confidentially: For purposes of this Letter. ‘‘Confidential Information” shall mean all information relating to, or derived from, a Party hereto or its Affiliates, as defined below (collectively. the “Disclosing Party”) to which one or more other Parties hereto (each a “Receiving Party”) is given access in connection with its consideration of the Transaction. Confidential Information shall include, without limitation, all methods and systems, software, technical data, research reports. designs and specifications, new product and service developments, customers, and customer lists, pricing- information, trademarks or service marks, and other information, data, documents, technology, know how, processes, trade secrets, contracts, proprietary information. financial and operating data. now or hereafter existing or previously developed or acquired by the Disclosing Party, regardless of whether any such information, data or documents quality as “trade secrets” under applicable law. ‘‘Confidential Information” shall not include with respect to the applicable Receiving Party: (a) information that such Receiving Party can demonstrate by competent proof to have been in its possession proof to disclosure of such information by the Disclosing Party or its Representatives to such Receiving Party; (b) information that also has been furnished to such Receiving Party by a third party as a matter of right without restriction and which was not received directly or indirectly from the Disclosing Party or its Representatives; (c) information which is or becomes part of the public domain by publication or otherwise through breach of this Letter by such Receiving Party; and (d) information which is independently developed by such Receiving Party without access to or use of the Disclosing Party’s Confidential Information and such can be proven by competent evidence.

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Any Confidential Information which the Disclosing Party discloses or makes available to a Receiving Party (a) shall not be, directly or indirectly, disclosed or used by such receiving Party for its competitive advantage, in its business activities or for any other purpose whatsoever. but shall be used solely in connection with the Transaction, (b) shall be kept in strict confidence by such Receiving Party, (c) shall not be reproduced by such Receiving Party without the disclosing Party’s prior consent, and (d) shall not be disclosed by the Receiving Party to any other person or entity without the Disclosing Party’s prior written consent. Notwithstanding the above, each Receiving Party may reveal Confidential Information to its Representatives who (i) need to know or be aware of the Confidential Information in connection with the Transaction, (ii) are informed of the confidential nature of the Confidential Information, and (iii) are subject to an obligation similar in nature and scope to this Agreement, which prohibits such Representative from disclosing the Confidential Information furnished to it in connection with the Transaction. Each Receiving Party shall be responsible for any breach of this Agreement by any of its Representatives. Notwithstanding any other provision of this Agreement, each Receiving Party may disclose the Confidential Information to the extent required by applicable law or as required in any civil or criminal legal proceedings, regulatory proceeding or any similar process provided that such Receiving Party, to the extent possible, gives prompt notice of such request to the Disclosing Party so that the Disclosing Party may seek an appropriate protective order or waive such Receiving Party’s compliance with the provisions of this Agreement As used herein, the term “Affiliate” means any corporation. partnership or other business entity that controls. is controlled by, or is under common control with, the Disclosing Party or Receiving Party, as applicable.

8. Public Announcement. Notwithstanding Section 7 of this Letter, the Parties agree that any time after the execution of this Letter, GXXY may prepare and post with OTC Markets, Inc. and issue a Press Release, setting forth any appropriate disclosure with respect to this MOU and the Transaction if deemed reasonably necessary by counsel for GXXY, provided that GXXY shall provide to WBF a reasonable opportunity to view, comment on and approve such disclosure prior to its filing.

9. Timing. It is contemplated that the execution of the Definitive Agreement shall be completed on or before 1 August 2022, subject to the Parties having obtained the approval, if necessary, of their respective stockholders and/or members of the Transaction as contemplated herein.

10. Governing Law. This Letter 8hall be governed by and construed in accordance with the internal laws of the State of Nevada, without regard to conflicts of laws.

11. Counterparts. This Letter may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. ·

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If this Letter correctly reflects your understanding, please execute the Letter where indicated and return to the undersigned at GXXY.

Sincerely,

GALEXXY HOLDINGS INC.

By:
Ross Lyndon-James
Title: CEO

Executed, Accepted and Agreed toas

of the date first set forth above.

WELLBEING FARMS LLC

By:
Michael Biagi
Title: COO

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